Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended   31-Jan-2020

Amounts in USD

Dates

Collection Period No.	19			
Collection Period (from... to)	1-Jan-2020	31-Jan-2020		
Determination Date	13-Feb-2020			
Record Date	14-Feb-2020			
Distribution Date	18-Feb-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2020	18-Feb-2020	Actual/360 Days	34
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jan-2020	15-Feb-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	47,420,664.49	22,707,098.54	24,713,565.95	63.531018	0.058373
Class A-2B Notes	125,000,000.00	15,238,002.73	7,296,625.50	7,941,377.23	63.531018	0.058373
Class A-3 Notes	449,000,000.00	449,000,000.00	449,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**633,608,667.22**	**600,953,724.04**	**32,654,943.18**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	669,120,225.55	636,465,282.37			
Yield Supplement Overcollateralization Amount	87,929,652.04	38,177,375.75	36,189,310.24			
Pool Balance	**1,508,391,985.09**	**707,297,601.30**	**672,654,592.61**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	107,091.67	0.275300	24,820,657.62	63.806318
Class A-2B Notes	1.766250%	25,418.89	0.203351	7,966,796.12	63.734369
Class A-3 Notes	3.030000%	1,133,725.00	2.525000	1,133,725.00	2.525000
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$1,586,354.31**		**$34,241,297.49**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	33,918,370.95	(1) Total Servicing Fee	589,414.67
Interest Collections	2,082,015.79	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	214,168.18	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	291,877.33	fees (max. $250,000 p.a.)	
Purchase Amounts	36,853.45	(3) Interest Distributable Amount Class A Notes	1,586,354.31
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	49,743.21	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**36,593,028.91**	(6) Regular Principal Distributable Amount	32,654,943.18
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**36,593,028.91**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	1,762,316.75
		Total Distribution	**36,593,028.91**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	589,414.67	589,414.67	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,586,354.31	1,586,354.31	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	107,091.67	107,091.67	0.00
thereof on Class A-2B Notes	25,418.89	25,418.89	0.00
thereof on Class A-3 Notes	1,133,725.00	1,133,725.00	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,586,354.31	1,586,354.31	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	32,654,943.18	32,654,943.18	0.00
Aggregate Principal Distributable Amount	32,654,943.18	32,654,943.18	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	4,815.03
minus Net Investment Earnings	4,815.03
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	4,815.03
Net Investment Earnings on the Collection Account	44,928.18
Investment Earnings for the Collection Period	49,743.21

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	707,297,601.30	34,249
Principal Collections	21,600,325.93	
Principal Collections attributable to Full Pay-offs	12,318,045.02	
Principal Purchase Amounts	36,747.64	
Principal Gross Losses	687,890.10	
Pool Balance end of Collection Period	672,654,592.61	33,365
Pool Factor	44.59%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.46%
Weighted Average Number of Remaining Payments	52.73	36.36
Weighted Average Seasoning (months)	14.04	32.09

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	666,548,345.89	33,156	99.09%
31-60 Days Delinquent	4,641,373.58	158	0.69%
61-90 Days Delinquent	1,110,285.27	41	0.17%
91-120 Days Delinquent	354,587.87	10	0.05%
Total	672,654,592.61	33,365	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.218%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	687,890.10	31	14,757,403.12	513
Principal Net Liquidation Proceeds	213,182.52		4,794,060.33	
Principal Recoveries	289,095.19		4,855,155.35	
Principal Net Loss / (Gain)	185,612.39		5,108,187.44	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.323%
Prior Collection Period	(0.129%)
Second Prior Collection Period	0.099 %
Third Prior Collection Period	0.947 %
Four Month Average	0.310%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.339%
Average Net Loss / (Gain)	9,957.48

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.